Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

INDEX

•	Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the years and three-month periods ended December 31, 2019 and 2018.

•	Unaudited interim condensed consolidated statement of financial position as of December 31, 2019 and 2018.

•	Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the years ended December 31, 2019 and 2018.

•	Unaudited interim condensed consolidated statement of cash flows for the years and three-month periods ended December 31, 2019 and 2018.

•	Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars)

	Notes	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Revenue from contract with customers	4	415,976	331,336	96,445	104,103
Cost of sales:
Operating expenses	5.1	(114,431)	(86,245)	(25,716)	(28,556)
Crude oil stock fluctuation	5.2	310	(1,241)	(698)	(1,241)
Depreciation, depletion and amortization	2.2/12/13	(153,001)	(74,772)	(38,361)	(11,473)
Royalties		(61,008)	(50,323)	(13,289)	(16,353)

Gross profit		87,846	118,755	18,381	46,480

Selling expenses	6	(27,138)	(21,341)	(6,745)	(8,133)
General and administrative expenses	7	(42,400)	(27,122)	(13,248)	(7,492)
Exploration expense	8	(676)	(637)	(65)	(457)
Other operating income	9.1	3,165	2,641	907	(238)
Other operating expenses	9.2	(6,180)	(18,097)	(4,426)	(2,615)

Operating profit / (Loss)		14,617	54,199	(5,196)	27,545

Investment in associates		—	—	(84)	—
Interest income	10.1	3,770	2,532	3,073	2,151
Interest expense	10.2	(34,163)	(15,746)	(13,854)	(4,622)
Other financial results	10.3	(715)	(23,416)	(10,391)	5,107

Financial results, net		(31,108)	(36,630)	(21,172)	2,636

(Loss) / profit before income tax		(16,491)	17,569	(26,452)	30,181

Current income tax (expense)	14	(1,886)	(35,444)	(3,473)	(6,026)
Deferred income tax (expense) / benefit	14	(14,346)	(11,975)	(14,324)	18,224

Income tax (expense) / benefit		(16,232)	(47,419)	(17,797)	12,198

Net (loss) / profit for the year / period		(32,723)	(29,850)	(44,249)	42,379

Other comprehensive income
Other comprehensive that will not be reclassified to profit or loss in subsequent periods
- Remeasurements (loss) related to defined benefits plans	24	(1,577)	(3,565)	(1,550)	(5,882)
- Deferred income tax benefit	14	394	891	387	1,470

Other comprehensive that will not be reclassified to profit or loss in subsequent periods		(1,183)	(2,674)	(1,163)	(4,412)

Other comprehensive for the year / period, net of tax		(1,183)	(2,674)	(1,163)	(4,412)

Total comprehensive (loss) / profit for the year / period		(33,906)	(32,524)	(45,412)	37,967

(Losses) / Profit per share attributable to equity holders of the parent
Basic and Diluted- (In US dollars per share)	11	(0.409)	(0.527)	(0.508)	0.602

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of financial position as of December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2019	As of December 31, 2018
Assets
Non-current assets
Property, plant and equipment	12	917,066	820,722
Goodwill	13	28,484	28,484
Other intangible assets	13	34,029	31,600
Right-of-use assets	2.2	16,624	—
Trade and other receivables	15	15,883	20,191
Deferred income tax		476	—

Total non-current assets		1,012,562	900,997

Current assets
Inventories	17	19,106	18,187
Trade and other receivables	15	93,437	86,050
Cash, bank balances and other short-term investments	18	260,028	80,908

Total current assets		372,571	185,145

Total assets		1,385,133	1,086,142

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	19	659,399	513,255
Share-based payment reserve		15,842	4,021
Accumulated other comprehensive loss		(3,857)	(2,674)
Accumulated Losses		(67,668)	(34,945)

Total shareholders’ equity		603,716	479,657

Liabilities
Non-current liabilities
Deferred income tax liabilities		147,019	133,757
Leases liabilities	2.2	9,372	—
Provisions	20	21,146	16,186
Borrowings	16.1	389,096	294,415
Warrants	16.4	16,860	23,700
Employee defined benefit plans obligation	24	4,469	3,302
Accounts payable and accrued liabilities	23	419	1,007

Total non-current liabilities		588,381	472,367

Current liabilities
Provisions	20	3,423	4,140
Leases liabilities	2.2	7,395	—
Borrowings	16.1	62,317	10,352
Salaries and social security payable	21	12,553	6,348
Income tax payable		3,039	22,429
Other taxes and royalties payable	22	6,040	6,515
Accounts payable and accrued liabilities	23	98,269	84,334

Total current liabilities		193,036	134,118

Total liabilities		781,417	606,485

Total shareholders’ equity and liabilities		1,385,133	1,086,142

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Non-controlling interest	Accumulated other comprehensive loss	Accumulated Losses	Total shareholders’ equity
Balances as of December 31, 2017	25	—	—	—	(5,095)	(5,070)

Loss for the year	—	—	—	—	(29,850)	(29,850)
Other comprehensive loss for the year	—	—	—	(2,674)	—	(2,674)

Total comprehensive (loss)	—	—	—	(2,674)	(29,850)	(32,524)

Proceeds from Series A shares net of issuance costs (Note 19)	513,230	—	—	—	—	513,230
Recognition of share-based payments reserve (Note 7)	—	4,021	—	—	—	4,021
Non-controlling interest arising on business combination	—	—	1,307	—	—	1,307
Acquisition of non-controlling interest	—	—	(1,307)	—	—	(1,307)

Balances as of December 31, 2018	513,255	4,021	—	(2,674)	(34,945)	479,657

Loss for the year	—	—	—	—	(32,723)	(32,723)
Other comprehensive loss for the year	—	—	—	(1,183)	—	(1,183)

Total comprehensive (loss)	—	—	—	(1,183)	(32,723)	(33,906)

Proceeds from Series A shares net of issuance costs (Note 19)	146,144	—	—	—	—	146,144
Recognition of share-based payments reserve (Note 7) (1)	—	11,821	—	—	—	11,821

Balances as of December 31, 2019	659,399	15,842	—	(3,857)	(67,668)	603,716

(1)	Includes 10,655 of share-based payments and 1,166 of deferred income tax.

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars)

	Notes	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Cash flows from operating activities
Net (loss) / profit for the period		(32,723)	(29,850)	(44,249)	42,379
Adjustments to reconcile net cash flows
Non-cash items related with operating activities:
(Reversal in)/Allowances for expected credit losses	6	(118)	539	284	536
Foreign currency exchange difference, net	10.3	2,991	(3,005)	1,600	(15,630)
Unwinding of discount on asset retirement obligation	10.3	1,723	897	514	394
Increase of provisions, net	9.2	2,210	2,533	718	1,270
Interest expense leases	10.3	1,561	—	821	—
Effect of discount of assets and liabilities at present value	10.3	10	2,743	(849)	2,743
Share-based payment expense	7	10,655	4,021	3,123	1,471
Employee defined benefits obligation	24	220	368	(345)	—
Income tax	14	16,232	47,419	17,797	(12,198)
Non-cash items related with investing activities:
Depreciation and depletion	2.2/12	151,483	73,975	37,798	11,074
Amortization of intangible assets	13	1,518	797	563	399
Interest income	10.1	(3,770)	(2,532)	(3,073)	(2,151)
Change in the fair value of financial assets	10.3	(873)	(1,415)	(6,131)	17
Investment in associate	26	—	—	84	—
Non-cash items related with financing activities:
Interest expense	10.2	34,163	15,746	13,854	4,622
Changes in the fair value of Warrants	10.3	(6,840)	8,860	14,278	5,787
Costs of early settlements of borrowings and amortized costs	10.3	2,076	14,970	607	1,216
Changes in working capital:
Trade and other receivables		(2,065)	(32,966)	12,834	(13,038)
Inventories		(609)	(10,951)	277	364
Accounts payable and other payables		(22,113)	33,920	(6,073)	27,398
Employee defined benefits obligations		(631)	(727)	(181)	(368)
Salaries and social security payable		5,406	3,576	4,660	1,238
Other taxes and royalties payable		2,377	9,979	(703)	7,015
Provisions		(2,298)	551	(429)	(3,266)
Income taxes paid (1)		(26,327)	(16,642)	(1,235)	(6,573)

Net cash flows generated by operating activities		134,258	122,806	46,544	54,699

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars)

	Notes	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Cash flows from investing activities:
Payments for acquisition business, net of cash acquired		—	(708,136)	—	—
Payments for acquisition of property, plant and equipment		(240,315)	(117,837)	(49,968)	(64,476)
Payments for acquisition of other intangible assets	13	(4,225)	(31,486)	(1,156)	(31,562)
Proceeds from other financial assets		5,761	16,680	1,073	—
Proceeds from interest received		3,770	2,532	3,073	—

Net cash flows (used in) investing activities		(235,009)	(838,247)	(46,978)	(96,038)

Cash flows from financing activities:
Acquisition of non-controlling interests		—	(1,307)	—	—
Payment of redemption of Series A shares	16.2	—	(204,590)	—	—
Proceeds from capitalization of Serie A shares net of issue costs	19	146,144	70,739	(760)	(688)
Proceeds from borrowings	16.2	234,728	560,000	59,729	—
Payments of cost of borrowings	16.2	(1,274)	(18,280)	—	—
Payments of borrowings’ principal	16.2	(90,233)	(260,000)	(62,233)	—
Payments of borrowings’ interests	16.2	(32,438)	(5,018)	(8,319)	—
Payments of leases	2.2	(7,619)	—	(7,619)	—
Proceeds from other financial liabilities, net of restricted cash and cash equivalents	18/26	16,993	—	16,993	—

Net cash flows generated by / (used in) financing activities		266,301	141,544	(2,209)	(688)

Net increase (decrease) in cash and cash equivalents		165,550	(573,897)	(2,643)	(42,027)
Cash and cash equivalents at the beginning of the period	18	66,047	655,232	236,367	105,523
Effects of exchange rate changes on cash and cash equivalents		2,633	(15,288)	506	2,551
Net increase (decrease) in cash and cash equivalents		165,550	(573,897)	(2,643)	(42,027)

Cash and cash equivalents at the end of the period	18	234,230	66,047	234,230	66,047

Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables and other accounts		23,943	24,939	23,943	24,939
Changes in asset retirement obligation provision with corresponding changes in property, plant and equipment		4,141	11,839	7,585	2,266
Capitalization of Series A Shares		—	442,491	—	—
Swap agreement		—	23,157	—	23,157

(1)	Includes 13,087 related to income tax expense for the year ended December 31, 2018.

Notes 1 to 31 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Corporate and Group information

1.1 General information and Group structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”) from, on July 28, 2017.

The address of the Company’s main office is located in Mexico City (Mexico), at Volcán 150.Floor 5. Lomas de Chapultepec. Miguel Hidalgo. Zip Code.11000.

The main activity of the Company is, through its subsidiaries, the exploration and production of oil and gas (Upstream).

These consolidated financial statements have been approved for issue by the Board of Directors on February 26, 2020.

There were no changes to the Group’s structure and activities since the date of issuance of the Group’s annual financial statements as of December 31, 2018.

1.2 Public Offering with New York Stock Exchange (“NYSE”) listing

On July 25, 2019 the Company made a global offering on the New York Stock Exchange (“NYSE”) and began trading the following day under the ticker “VIST”. At the same day, the Company issued additional Serie A shares on the Mexican Stock Exchange (“BMV”). See Note 19 for more details.

1.3 Relevant events of the quarter

On November 29, 2019 Vista Argentina (subsidiary of the Company) obtained the concession of unconventional exploitation over the area of Águila Mora for the term of 35 years.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements for the years ended December 31, 2019 and 2018 and for the three-month periods ended December 31, 2019 and 2018 have been prepared in accordance with the International Accounting Standard (“IAS”) No. 34 – “Interim Financial Information”. The Company has chosen to present its financial statements corresponding to interim periods in the condensed form provided for in IAS 34. Selected explanatory notes are included to explain the events and transactions that are significant for the understanding of the changes in the financial position as of December 31, 2019 and the results of the Company for the year ended December 31, 2019. Therefore, the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018.

These unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements as of December 31, 2018, except for the adoption of new standards and interpretations effective as from January 1, 2019.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value. These unaudited interim condensed consolidated financial statements are presented in U.S. Dollars (“US”), and all values are rounded to the nearest thousand (US .000), except when otherwise indicated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company.

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company applies, for the first time, IFRS 16 Leases. As required by IAS 8, the nature and effect of the changes required by the standard are disclosed below:

IFRS 16 Leases

IFRS 16 supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases-Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application on January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the exemptions applicable to the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value.

The effect of adoption IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use assets	12,103

Total assets	12,103

Liabilities
Lease liabilities	(12,103)

Total liabilities	(12,103)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of 31 December 2018 as follows:

Operating lease commitments as at December 31, 2018	16,153
Weighted average incremental borrowing rate as at 1 January 2019	9.356%
Discounted operating lease commitments at January 1, 2019	13,608
Less:
Commitments relating to short-term leases	(1,401)
Commitments relating to leases of low-value assets	(104)

Total liabilities as at January 1, 2019	12,103

a)	Nature of the effect of adoption of IFRS 16

The Company has lease contracts for various items of buildings, office equipment and items of plant and machinery. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all the risks and rewards incidental to ownership of the leased asset to the Company; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. In an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Trade and other receivables and Trade and other payables, respectively.

•	The Company did not have leases previously classified as financial leases.

•

Leases previously accounted for as operating leases: the Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company also applied the available practical expedients wherein it:

(i) Used a single discount rate to a portfolio of leases with reasonably similar characteristics;

(ii) Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

(iii) Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

b)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

•	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. For more information see note 2.4 with respect accounting policies for evaluation the impairment of non-financial assets.

•	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

•	Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

c)	Amounts recognized in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right –of –use assets
	Buildings	Plant and machinery	Total	Lease liabilities
As of January 1, 2019	1,843	10,260	12,103	(12,103)

Additions	873	9,478	10,351	(10,351)
Depreciation (1)	(656)	(5,174)	(5,830)	—
Payments	—	—	—	7,619
Interest expense (2)	—	—	—	(1,932)

As of December 31, 2019	2,060	14,564	16,624	(16,767)

(1)	Depreciation associated to leases from drilling services incurred is capitalized as work in progress by 1,326.
(2)	Interest expenses of right of use associated to leases from drilling services incurred is capitalized as work in progress by 371.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates;

•	How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the Resolution of the uncertainty needs to be followed.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Group operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its interim condensed consolidated financial statements.

The interpretation did not have an impact on the interim condensed consolidated financial statements of the Company.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest on the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

These amendments had no impact on the interim condensed consolidated financial statements of the Company as it did not have prepayment Features with Negative Compensation during the period.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

These amendments had no impact on the interim condensed consolidated financial statements of the Company as it did not have any plan amendments, curtailments, or settlements during the period.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests).

This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the interim condensed consolidated financial statements as the Company does not have long-term interests in its associate and joint venture.

Annual Improvements 2015-2017 Cycle

•	IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted.

These amendments had no impact on the interim condensed consolidated financial statements of the Company as there is no transaction where a joint control is obtained during the period.

•	IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Since the Company’s current practice is in line with these amendments, they had no impact on the interim condensed consolidated financial statements of the Company. In addition, no dividends have been declared during the period.

•	IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all the activities necessary to prepare that asset for its intended use or sale are complete.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted.

Since the Company’s current practice is in line with these amendments, they had no impact on the interim condensed consolidated financial statements of the Company.

2.3 Basis of consolidation

The unaudited interim condensed consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, except for the mentioned in the Note 26, there have been no changes in the Company’s ownership interests in subsidiaries during the year ended December 31, 2019.

2.4 Impairment testing of Goodwill and non-financial assets other than Goodwill

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level at which there are separately identifiable cash flows that are largely independent of the cash flows of other Groups of assets or Cash Generated Units (“CGUs”). For this purpose, each owned or jointly operated oil and gas in four (4) CGUs: (i) conventional oil and gas operating concessions, (ii) unconventional oil and gas operating concessions, (iii) conventional oil and gas non-operating concessions, (iv) unconventional oil and gas non-operating concessions

The Company performed its annual impairment test in December or when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and non-financial assets is based on value in use calculations.

At the end of the period/year, the Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing indicators for impairment. As of December 31, 2019, the Company identified impairment indicators mainly as result of macroeconomic instability in Argentina which led to an increase in Argentina’s sovereign risk premium and freeze of pump prices in the short term.

As of December 31, 2019, management performed an impairment test as at. The Company used the cash generating value in use to determine the recoverable amount which exceeded the carrying amount.

Key assumptions used

The calculation of value in use made by the Company CGU’s is more sensitive to the following assumptions:

As of December 31, 2019
Discount rates (post-tax)	12.6%
Discount rates (pre-tax)	18.6%
Crude oil, Natural Gas Liquids (“NGL”) and Natural Gas Prices
Crude oil - Brent (US/bbl.)
2020	60.0
2021	60.4
Natural Gas - Local prices (US/MMBTU (1))
Onwards	3.5
NGL – Local prices (US/Tn.)
Onwards	300
Foreign Exchange rate (ARS/US)
2020	80.5
2021	98.5
Argentina Inflation Rate
2020	43%
2021	32%

(1)	Millions of British Thermal Unit

As a result of the updated analysis, the Company did not identify an impairment of goodwill and non-financial assets.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5 Regulatory framework

A- Argentina

2.5.1 Oil and gas

2.5.1.1 Need and Urgency Decree No. 566/2019

Through Decree of Need and Urgency No. 566/2019 dated August 15, 2019, and effective as of August 16, 2019 (the “Decree 566/2019”), the government of the Argentine Republic determined that during the period covered from the entry into force of Decree 566/2019 until the ninety (90) calendar days following it (the “Term”):

(i) deliveries of crude oil made in the local market during the Term must be billed and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of Argentine Pesos (“ARS”) 45.19/US and a Brent reference price of 59 US/per barrel (“bbl.”);

(ii) that the maximum price of gasoline and diesel in all its qualities, marketed by refining companies and / or wholesale and / or retail retailers in the country, in all sales channels, during the Term, may not be higher than the current price as of August 9, 2019;

(iii) that during the Term, the refining companies and the wholesale and retail retailers of the country must cover, at the prices established in Decree 566/2019, the total national demand for liquid fuels in the Argentine Republic, in accordance with the volumes that are required from the usual practices of the Argentine market, providing on a regular and continuous basis to each and every one of the areas that make up the territory of the Argentine Republic; and

(iv) the hydrocarbon producing companies of the Argentine Republic, must cover the total demand for crude oil that is required by the Argentine market refining companies, providing on a regular and continuous basis to all refineries located in the territory of the Argentine Republic.

On August 20, 2019, the Company requests in the Federal Administrative courts a precautionary measure to the immediate suspension of Articles 1 and 4 of Decree 566/2019 that imposed maximum prices for the sale of crude oil in the local market and the obligation to supply it, all in order to avoid damages on the operations and financial results of the Company.

On December 3, 2019, the Company withdrew of the precautionary measure. As of the date of these unaudited interim condensed consolidated financial statements, the Term of the said Decree has ended.

2.5.1.2 Decree 601/19

By Decree 601/19, dated August 30, 2019, the provisions of Decree 566/2019 were modified establishing that:

(i) until November 13, 2019 deliveries of crude oil made in the local market need to be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of 46.69 ARS/US and a Brent reference price of 59 US/bbl; and

(ii) the maximum price of gasoline and diesel in all its qualities, marketed by the refining companies and the wholesale and retail retailers, whose final destination is the public supply through fuel pumps (gas stations) may not be higher than the current price as of August 9, 2019.

As of the date of these unaudited interim condensed consolidated financial statements, the Term of the said Decree has ended.

2.5.1.3 Resolution 557/2019

Through Resolution 557/2019, of the Secretariat of Energy Government of September 19, 2019, it was determined that:

(i) during the term of Decree 601/2019 the prices of gasoline and diesel in all its qualities, marketed by refining companies and wholesale and retail retailers, whose final destination is the public supply through fuel pumps (gas stations) can increase in up to 4% with respect to the prices in force as of August 9, 2019; and

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii) during the term of Decree 601/2019 deliveries of crude oil made in the local risk market will be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of 49.30 ARS/US, equivalent to 5.58% increase over the current reference value, and a Brent reference price of 59 US/bbl.

As of the date of these unaudited interim condensed consolidated financial statements, the Term of the said Decree has ended.

2.5.2 Gas Market

During the last few years, the Argentine Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.5.2.1 Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

The IR Program was created by the Secretariat of Energy in Argentina in accordance with Resolution 60/13 of the year 2013. This program established price incentives for production companies that adhere to it, to increase the production of natural gas in the country and NGL importation penalties in case of breach of the committed volumes. The aforementioned Resolution, which was amended by Resolutions No. 22/14 and No. 139/14 established a price ranging from 4 US/MMBTU to 7.5 US/MMBTU, based on the highest production curve attained.

On July 1, 2019, through Resolution No. 358/19, the Company was notified by the Secretariat of Energy of the credit cancellation plan linked to the IR Program, which according to said Resolution will be paid with bonds issued by the National State (“Gas Natural Program Bonds”) denominated in US dollars to be paid within a maximum term of thirty (30) installments.

During the three-month period ended December 31, 2019, the Company has received 2,064 in Gas Natural Program Bonds. As of December 31, 2019, the accounts receivable registered by the Company linked to the IR Program amounts to 11,397 (12,406 of nominal value). See Note 15.

Except as mentioned above, there have been no significant changes in the Company’s Regulatory framework during the period ended December 31, 2019.

Note 3. Segment information

The Executive Management Committee (the “Committee”) of the Company has been identified as the “CODM”, which is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors the operating results and performance indicators of its oil and gas properties on an aggregated basis, consistent with, due to the purpose of making decisions about the allocation of the resources, global negotiation with suppliers and the way agreements are managed with customers.

The Committee considers the business as one single segment, the exploration and production of natural gas, NGL and crude oil (includes all upstream business activities), through its own activities, subsidiaries and shareholdings in joint operations, and based on the business nature, customer portfolio and risks involved. The Company did not aggregate any segment, as it has only one.

As of December 31, 2018, all revenues are derived from Argentine external customers. For the year ended December 31, 2019, the Company generated 99% of its revenues from external customers in Argentina and 1% in Mexico.

The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in this unaudited interim condensed financial statement.

The following table summarizes non-current assets by geographic area:

	As of December 31, 2019	As of December 31, 2018
Argentina	982,397	871,313
Mexico	30,165	29,684

Total non-current assets	1,012,562	900,997

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 4. Revenue from contracts with customers

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Sales of goods	415,976	331,336	96,445	104,103

Total revenue from contracts with customers	415,976	331,336	96,445	104,103

Recognized at a point in time	415,976	331,336	96,445	104,103

4.1 Disaggregated revenue information from contracts with customers

Types of goods	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Revenue from crude oil	338,272	260,079	82,833	82,910
Revenue from natural gas	71,524	65,164	13,078	19,175
Revenue from NGL	6,180	6,093	534	2,018

Revenue from contracts with customers	415,976	331,336	96,445	104,103

Sales Channel	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Refineries	338,272	260,079	82,833	82,910
Industries	39,279	51,240	6,875	12,115
Retail distributors of natural gas	26,452	10,254	4,300	6,632
Commercialization of NGL	6,180	6,093	534	2,018
Natural gas for electricity generation	5,793	3,670	1,903	428

Revenue from contracts with customers	415,976	331,336	96,445	104,103

Note 5. Cost of sales

5.1 Operating expenses

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Fees and consumption of materials	84,271	65,507	16,996	20,540
Salaries and social security charges	10,943	7,353	3,654	2,635
Easements and tariffs	9,632	7,147	2,212	2,557
Transportation	2,914	2,204	890	1,035
Employee benefits	2,836	1,421	985	518
General expenses	3,835	2,613	979	1,271

Total operating expenses	114,431	86,245	25,716	28,556

5.2 Crude oil stock fluctuation

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Inventories of crude oil at the beginning of the period (Note 17)	2,722	—	3,730	3,963
Plus: Period variation
Incorporation of inventories for acquisition business combinations	—	3,963	—	—
Less: Inventories of crude oil at the end of the period (Note 17)	(3,032)	(2,722)	(3,032)	(2,722)

Total Crude oil stock fluctuation	(310)	1,241	698	1,241

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 6. Selling expenses

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Taxes, rates and contributions	13,115	10,349	3,214	3,915
Transportation	9,596	5,878	2,115	1,799
Tax on bank transactions	4,495	4,390	1,121	1,830
(Reversal)/ Allowances for expected credit losses (Note 15)	(118)	539	284	536
Fees and compensation for services	50	158	11	25
Others	—	27	—	28

Total selling expenses	27,138	21,341	6,745	8,133

Note 7. General and administrative expenses

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Salaries and social security	10,958	6,975	3,820	1,135
Share-based payments expense	10,655	4,021	3,123	1,471
Fees and compensation for services	9,603	11,066	2,678	2,715
Employee benefits	6,055	2,366	1,970	1,226
Taxes, rates and contributions	1,718	951	801	438
Institutional advertising and promotion	1,179	342	(146)	272
Others	2,232	1,401	1,002	235

Total general and administrative expenses	42,400	27,122	13,248	7,492

Note 8. Exploration expenses

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Geological and geophysical expenses	676	637	65	457

Total exploration expenses	676	637	65	457

Note 9. Other operating income and expenses

9.1 Other operating income

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Services to third parties (1)	3,165	2,641	907	(238)

Total other operating income	3,165	2,641	907	(238)

(1)	Corresponds to services provided to customers that does not correspond to the main activity of the Company.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

9.2 Other operating expenses

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Restructuring expenses (1)	(3,244)	(12,018)	(2,542)	(1,336)
Allowance for materials and spare parts (2)	(972)	(1,125)	(122)	(618)
Provision for environmental remediation	(816)	(1,168)	(492)	(415)
Provision for contingencies	(422)	(240)	(104)	(237)
Transaction costs related to the business combinations	—	(2,380)	—	—
Others	(726)	(1,166)	(1,166)	(9)

Total other operating expenses	(6,180)	(18,097)	(4,426)	(2,615)

(1)

The Company recorded restructuring expenses that includes payments for fees and an unusual charge: (i) 2,577 related to the creation of a new midstream business mention in Note 26 and; (ii) 667 related to the reorganization of the group structure.

(2)	Includes 360 related to current materials and spare parts and 612 related to non-current materials and spare parts, for the year ended December 31, 2019.

Note 10. Financial results

10.1 Interest income

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Financial interests	1,328	2,125	668	2,125
Interests on government notes at amortized costs	2,442	407	2,405	26

Total interest income	3,770	2,532	3,073	2,151

10.2 Interest expense

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Borrowings interest (Note 16.2)	(34,159)	(15,546)	(13,854)	(4,422)
Other interest	(4)	(200)	—	(200)

Total interest expense	(34,163)	(15,746)	(13,854)	(4,622)

10.3 Other financial results

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Costs of early settlements of borrowings and amortized costs (Note 16.2)	(2,076)	(14,970)	(607)	(1,216)
Changes in the fair value of Warrants (Note 16.4.1)	6,840	(8,860)	(14,278)	(5,787)
Foreign currency exchange difference, net	(2,991)	3,005	(1,600)	15,630
Effect of discount of assets and liabilities at present value	(10)	(2,743)	849	(2,743)
Changes in the fair value of the financial assets	873	1,415	6,131	(17)
Interest expense leases (Note 2.2)	(1,561)	—	(821)	—
Unwinding of discount on asset retirement obligation	(1,723)	(897)	(514)	(394)
Others	(67)	(366)	449	(366)

Total other financial results	(715)	(23,416)	(10,391)	5,107

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 11. (Loss)/Profit per share

a)	Basic

Basic profit (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average of outstanding common shares during the period/year of the Company.

b)	Diluted

Diluted profit (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average number of common shares outstanding during the period/year, plus the weighted average number of common shares with dilution potential.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the profit per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the profit per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted profit (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period/year, no dilutive effect is recorded, being the diluted profit (loss) per share equal to the basic.

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Net (loss) / profit for the period	(32,723)	(29,850)	(44,249)	42,379
Weighted average number of outstanding common shares	80,068	56,609	87,040	70,409

Basic and Diluted (loss) / profit per share (US Dollar per share)	(0.409)	(0.527)	(0.508)	0.602

As of December 31, 2019, the Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / profit per share:

i.	21,666,667 Series A shares related to the 65,000,000 to the Series A Warrants (See Note 20.1 of annual consolidated financial statements);

ii.	9,893,333 related to the 29,680,000 related to the Sponsor Warrants (See Note 20.1 of annual consolidated financial statements);

iii.	1,666,667 related to the 5,000,000 Forward Purchase Agreement (“FPA”) (See Note 20.1 of annual consolidated financial statements) and;

iv.	8,432,068 Series A shares to be used pursuant to the Long-Term Incentive Plan (“LTIP”) for employee and for which has not been granted as part of LTIP.

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorization of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities (1)	Work in progress	Materials and spare parts	Total
Cost
As of December 31, 2018,	2,221	15,665	351,306	424,962	90,693	9,491	894,338
Additions	224	83	261	4,596	142,791	96,624	244,579
Transfers	—	4,697	1,509	229,244	(157,959)	(77,491)	—
Disposals	—	(34)	—	(112)	—	(1,170)	(1,316)

As of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601

Accumulated depreciation
As of December 31, 2018	(14)	(1,354)	(1,426)	(70,822)	—	—	(73,616)
Depreciation for the year	(75)	(2,518)	(18,063)	(126,323)	—	—	(146,979)
Disposals	—	34	—	26	—	—	60

As of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—	—	(220,535)

Net book value
As of December 31, 2019	2,356	16,573	333,587	461,571	75,525	27,454	917,066

As of December 31, 2018	2,207	14,311	349,880	354,140	90,693	9,491	820,722

(1)	Additions of wells and production facilities includes 4,141 related to the reestimations of assets retirement obligation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the year ended December 31, 2019 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of December 31, 2018	28,484	2,716	29,681	32,397
Additions	—	4,225	—	4,225
Disposals	—	—	(278)	(278)

As of December 31, 2019	28,484	6,941	29,403	36,344

Accumulated amortization
As of December 31, 2018	—	(797)	—	(797)
Amortization for the year	—	(1,518)	—	(1,518)

As of December 31, 2019	—	(2,315)	—	(2,315)

Net book value
As of December 31, 2019	28,484	4,626	29,403	34,029

As of December 31, 2018	28,484	1,919	29,681	31,600

Note 14. Income tax expense

The Company calculates the period of income tax expense using the tax rate that would be applicable to the expected total annual profit. The major components of income tax expense in the interim condensed consolidated statement for profit or loss are the following:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the period from October 1st to December 31, 2019	For the period from October 1st to December 31, 2018
Income taxes
Current income tax (expenses)	(1,886)	(35,444)	(3,473)	(6,026)
Deferred income (expenses) /benefit tax relating to origination and reversal of temporary differences	(14,346)	(11,975)	(14,324)	18,224

Income tax (expense) /benefit reported in the statement of profit or loss	(16,232)	(47,419)	(17,797)	12,198

Deferred tax charged to OCI (1)	394	891	387	1,470

Total income tax (expenses) /benefit	(15,838)	(46,528)	(17,410)	13,668

(1)	Other comprehensive income

For the years ended December 31, 2019 and 2018, the Company’s effective tax rate was 98% and (270%), respectively.

Significant differences between the effective and the statutory tax rate for the years ended December 31, 2019 and 2018 includes (i) devaluation of ARS against the US Dollar which impacts the tax deduction of the Company’s non-monetary assets, (ii) unrecognized net operating losses incurred in Mexico, and (iii) the application of the tax inflation adjustment.

Effective tax rate for the year ended December 31, 2019 increased from 16% to 98% as compared with the effective tax rate for the nine-month period ended September 30, 2019 due to i) a strong devaluation of the ARS against the US, which generated a significant impact on foreign exchange losses mainly from financial liabilities in US that reduced the expected income tax; (ii) the application of the tax inflation adjustment and iii) the change of the corporate income tax rate, because the Law No. 27,430 had established for periods beginning as from January 1, 2020, this rate would be reduced from 30% to 25%; however the reform Law No. 25,541 suspends such change in rates and maintains the original 30% until tax years beginning as from January 1, 2021. (See Note 31.1).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 15. Trade and other receivables

	As of December 31, 2019	As of December 31, 2018
Non-current
Other receivables:
Prepayments, tax receivables and others:
Prepaid expenses and other receivables	9,594	10,646
Minimum presumed income tax	1,462	—
Turnover tax	455	496

	11,511	11,142
Financial assets:
Natural gas surplus injection promotion program (Note 2.5.2.1)	3,600	9,049
Advances and loans to employees	772	—

	4,372	9,049

Total non-current trade and other receivables	15,883	20,191

	As of December 31, 2019	As of December 31, 2018
Current
Trade:
Receivables from oil and gas sales (net of allowance)	52,676	55,032
Checks to be deposited	3	883

	52,679	55,915

Other receivables:
Prepayments, tax receivables and others:
Income tax	16,274	3,826
Value Added Tax (“VAT”)	3,953	10,127
Prepaid expenses	1,861	572
Turnover tax	1,158	1,938

	23,246	16,463
Financial assets:
Natural gas surplus injection promotion program (Note 2.5.2.1)	7,797	6,899
Loans to third parties	1,241	—
Receivables from to third parties	3,797	2,850
Related parties (Note 25)	3,169	186
Price stability program of NGL	480	151
Director’s Advances and loans to employees	284	1,818
Balance with joint operations	14	—
Grants on propane	—	982
Others	730	786

	17,512	13,672

Other receivables	40,758	30,135

Total current trade and other receivables	93,437	86,050

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues.

The Company writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized a loss allowance of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2019, and 2018, trade receivables and other receivables under 90 days past due amounted to 6,189 and 11,789, respectively, however no allowance for expected credit losses of trade receivables was recorded. Furthermore, it was recognized as a provision for expected credit losses in trade receivable and other receivable of 100 and 257, respectively.

As of the date of these interim condensed consolidated financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

Note 16. Financial Assets and Financial Liabilities

16.1 Borrowings:

	As of December 31, 2019	As of December 31, 2018
Non-Current
Borrowings	389,096	294,415

Total non-current	389,096	294,415

Current
Borrowings	62,317	10,352

Total current	62,317	10,352

Total Borrowings	451,413	304,767

The maturities of the Company’s borrowings (excluding lease liabilities) and its exposure to interest rates are as follow:

	As of December 31, 2019	As of December 31, 2018
Fixed rate
Less than one year	43,370	4,841
One to two years	200,172	14,721
Three to five years	44,932	132,486

Total	288,474	152,048
Floating rates
Less than one year	18,947	5,511
One to two years	99,060	14,721
Three to five years	44,932	132,487

Total	162,939	152,719

Total Borrowings	451,413	304,767

See Note 16.4 for information regarding the fair value of the borrowings.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table details the carrying amounts of borrowings as of December 31, 2019:

Subsidiary (1)	Bank	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio y Citibank NA	July, 2018	US	150,000	Floating	Libor + 4.5%	July 2023	306,199
				150,000	Fixed	8%
Vista Argentina	Banco de la Ciudad de Buenos Aires	March, 2019	US	7,000	Fixed	0% to 7%	March 2020	7,007
Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July 2022	15,236
Vista Argentina	Banco BBVA	December, 2019	ARS	725,000	Fixed	62%	March 2020	12,496
Vista Argentina	Banco Galicia	December, 2019	ARS	600,000	Floating	Badlar + 8.2%	March 2021	10,289

Additionally, Vista Argentina issued a simple non-convertible debt security, under the Notes Program that was approved by the National Securities Commission in Argentina (“CNV”) and issued the following negotiable obligations:

Subsidiary (1)	Documents	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	Negotiable Obligations	July 2019	US	50,000	Fixed	7.88%	July 2021	50,109
Vista Argentina	Negotiable Obligations	August 2019	US	50,000	Fixed	8.5%	August 2022	50,077

(1)	Vista Oil & Gas Argentina S.A.U.

Under the aforementioned Program of Notes, the Company may publicly offer and issue debt securities in Argentina for a total capital amount of up to 800,000 or its equivalent in other currencies at any time.

16.1.1 Loan Agreement with OPIC

On September 11, 2019, the Board of Directors of the Overseas Private Investment Corporation (“OPIC”) has approved a credit line up to 300,000 in financing to Vista Argentina and 150,000 to Aleph Midstream S.A. (“Aleph” or “Aleph Midstream”), with a term of up to ten years, which are subject to the conclusion of the final documents.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

16.2 Changes in liabilities arising from financing activities

The movements in the Borrowings are as follows:

	As of December 31, 2019	As of December 31, 2018
Balance at the beginning of the year	304,767	644,630
Proceeds from the bridge loan	—	260,000
Payment of bridge loan transaction costs	—	(11,904)
Payment of bridge loan	—	(260,000)
Payment of redemption of Serie A shares	—	(204,590)
Capitalization of liability related to Serie A shares (1)	—	(442,491)
Interest expense (1) (Note 10.2)	34,159	15,546
Proceeds from loans	234,728	300,000
Payment of loan transaction costs	(1,274)	(6,376)
Payment of borrowings’ interests	(32,438)	(5,018)
Payment of borrowings’ principal	(90,233)	—
Costs of early settlements of borrowings and amortized cost (Note 10.3)	2,076	14,970
Foreign currency exchange difference	(372)	—

Balance at the end of the year	451,413	304,767

(1)	Non-cash movement

16.3 Financial instruments by category

The following chart presents financial instruments by category:

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
Right-of-use assets (Note 2.2)	16,624	—	16,624
American governments bonds (Note 24)	7,882	—	7,882
Natural gas surplus injection stimulus program (Note 15)	3,600	—	3,600
Advances and loans to employees (Note 15)	772	—	772

Total non-current Financial assets	28,878	—	28,878

Cash and Banks (Note 18)	139,931	—	139,931
Short term investments (Note 18)	111,314	8,783	120,097
Receivables from oil and gas sales (Note 15)	52,676	—	52,676
Natural gas surplus injection stimulus program (Note 15)	7,797	—	7,797
Receivables to third parties (Note 15)	3,797	—	3,797
Related parties (Note 15)	3,169	—	3,169
Loans to third parties (Note 15)	1,241	—	1,241
Price stability program of NGL (Note 15)	480	—	480
Director’s advances and loans to employees (Note 15)	284	—	284
Balance with join operations (Note 15)	14	—	14
Check to be deposited (Note 15)	3	—	3
Others (Note 15)	730	—	730

Total current Financial assets	321,436	8,783	330,219

Liabilities
Borrowings (Note 16.1)	389,096	—	389,096
Warrants (Note 16.4)	—	16,860	16,860
Leases liabilities (Note 2.2)	9,372	—	9,372
Accounts payable and accrued liabilities (Note 23)	419	—	419

Total non-current Financial liabilities	398,887	16,860	415,747

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Accounts payable and accrued liabilities (Note 23)	98,269	—	98,269
Borrowings (Note 16.1)	62,317	—	62,317
Leases liabilities (Note 2.2)	7,395	—	7,395

Total current Financial liabilities	167,981	—	167,981

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
Natural gas surplus injection stimulus program (Note 15)	9,049	—	9,049

Total non-current Financial assets	9,049	—	9,049

Cash and Banks (Note 18)	13,254	—	13,254
Short term investments (Note 18)	38,862	28,792	67,654
Receivables from oil and gas sales (Note 15)	55,032	—	55,032
Natural gas surplus injection stimulus program (Note 15)	6,899	—	6,899
Receivables to third parties (Note 15)	2,850	—	2,850
Director’s advances and loans to employees (Note 15)	1,818	—	1,818
Grants on propane credit (Note 15)	982	—	982
Check to be deposited (Note 15)	883	—	883
Related parties (Note 25)	186	—	186
Price stability program of NGL (Note 15)	151	—	151
Others (Note 15)	786	—	786

Total current Financial assets	121,703	28,792	150,495

Liabilities
Borrowings (Note 16.1)	294,415	—	294,415
Warrants (Note 16.4)	—	23,700	23,700
Accounts payable and accrued liabilities (Note 23)	1,007	—	1,007

Total non-current Financial liabilities	295,422	23,700	319,122

Accounts payable and accrued liabilities (Note 23)	84,334	—	84,334
Borrowings (Note 16.1)	10,352	—	10,352

Total current Financial liabilities	94,686	—	94,686

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the year ended December 31, 2019:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	3,770	—	3,770
Interest expense (Note 10.2)	(34,163)	—	(34,163)
Costs of early settlements of borrowings and amortized cost (Note 10.3)	(2,076)	—	(2,076)
Changes in the fair value of Warrants (Note 10.3)	—	6,840	6,840
Foreign currency exchange difference, net (Note 10.3)	(2,991)	—	(2,991)
Effect of discount of assets and liabilities at present value (Note 10.3)	(10)	—	(10)
Changes in the fair value of the financial assets (Note 10.3)	—	873	873
Interest expense leases (Note 10.3)	(1,561)	—	(1,561)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Unwinding of discount on asset retirement obligation (Note 10.3)	(1,723)	—	(1,723)
Others financial results (Note 10.3)	(67)	—	(67)

Total	(38,821)	7,713	(31,108)

For the year ended December 31, 2018:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	2,532	—	2,532
Interest expense (Note 10.2)	(15,746)	—	(15,746)
Costs of early settlements of borrowings and amortized cost (Note 10.3)	(14,970)	—	(14,970)
Changes in the fair value of Warrants (Note 10.3)	—	(8,860)	(8,860)
Foreign currency exchange difference, net (Note 10.3)	3,005	—	3,005
Effect of discount of assets and liabilities at present value (Note 10.3)	(2,743)	—	(2,743)
Changes in the fair value of the financial assets (Note 10.3)	—	1,415	1,415
Unwinding of discount on asset retirement obligation (Note 10.3)	(897)	—	(897)
Others financial results (Note 10.3)	(366)	—	(366)

Total	(29,185)	(7,445)	(36,630)

16.4 Fair values

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

16.4.1 Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

•	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

•	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	8,783	—	—	8,783

Total assets	8,783	—	—	8,783

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	16,860	16,860

Total liabilities	—	—	16,860	16,860

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	28,792	—	—	28,792

Total assets	28,792	—	—	28,792

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	23,700	23,700

Total liabilities	—	—	23,700	23,700

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these unaudited interim condensed consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value could not be observed in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the period from December 31, 2018 through December 31, 2019 or from December 31, 2017 through December 31, 2018.

The fair value of Sponsor Warrants is determined using the Black & Scholes warrant pricing model by taking into consideration the expected volatility of the Company’s common shares in estimating the Company’s future stock price volatility. The risk-free interest rate for the expected life of the Sponsor Warrants is based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The following weighted average assumptions were used to estimate the fair value of the warrant liability as of December 31, 2019:

As of December 31, 2019
Annualized volatility	22.941%
Domestic risk-free interest rate	6.562%
Foreign risk-free interest rate	1.697%
Expected life of warrants in years	3.31 years

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by US 0.10 this would increase the obligation by approximately 901 as of December 31, 2019. If the market price were to decrease US 0.10 this would decrease the obligation by approximately 878. If the volatility were to increase by 50 basis points this would increase the obligation by approximately 506 as of December 31, 2019. If the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 519 as of December 31, 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Reconciliation of Level 3 fair value measurements:	As of December 31, 2019	As of December 31, 2018
Balance of warrant liability as of the beginning of the year:	23,700	14,840
(Loss) or Profit fair value of warrants:
(loss) or profit (Note 10.3)	(6,840)	8,860

Balance at year end	16,860	23,700

16.4.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company consider that the carrying amounts of financial assets and financial liabilities recognized in the interim condensed consolidated financial statements approximate their fair values as explained in the correspondent notes.

As of December 31, 2019	Carrying amount	Fair Value	Level
Liabilities
Borrowings	451,413	416,845	2

Total liabilities	451,413	416,845

16.5 Financial instruments risk management objectives and policies.

16.5.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Company. This strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each period. As of December 31, 2019, the Company celebrated some derivative financial instruments to mitigate associated exchange rate risks and the impact in the results of the year is recognized in “Other financial results”.

Financial risk management is controlled by the Company’s Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities. The Company has reviewed its exposure to financial risk factors and has not identified any significant change to the risk analysis included within its 2018 annual financial statements except for the following:

16.5.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the US Dollars and Argentine peso and other currencies. As of December 31,2019, the Company celebrated some derivative financial instruments to mitigate associated exchange rate risks and the impact in the results of the year is recognized in “Other financial results”.

The majority of the Company’s sales are directly denominated in dollars or the evolution of its price follows the evolution of the quotation of this currency.

During the year ended December 31, 2019 the Argentine Peso depreciated by approximately 59%.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rate against the US Dollar, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the US Dollar, the functional currency of the Company. The Company’s exposure to foreign currency changes for all other currencies is not material.

As of December 31, 2019
Change in Argentine Peso Rate	+/- 33%
Effect in profit before tax	(20,350) / 20,350
Effect in pre-tax equity	(20,350) / 20,350

Argentine inflationary environment

Inflation in Argentina has been high for several years, but consumer price inflation (“IPC”) was not reported consistently. Given the differences in geographical coverage, weights, sampling, and methodology of various inflation series, the average IPC inflation for 2014, 2015, and 2016, and end-of-period inflation for 2015 and 2016 were not reported in the International Monetary Fund’s April 2018 World Economic Outlook. The 3-year cumulative inflation using different combinations of retail price indices has been in excess of 100% since late 2017. However, the wholesale price index, which had been available consistently for the past three years, was about 75% cumulative basis in December 2017.

In the year ended December 31, 2019 and 2018 the Argentine Peso devalued approximately 59% and 100%, respectively. The annual interest rates during the years 2019 and 2018 were raised in excess of 65% and 60% and wholesale price inflation accelerated considerably. As of December 31, 2019, and 2018 the 3-year accumulative rate of inflation reach a level of around 180% and 140%, respectively.

Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to minimize financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of December 31, 2019, and 2018, approximately 36% and 50% of the indebtedness was subject to variable interest rates, at Libor and Badlar rate plus an applicable margin. As of December 31, 2019, and 2018, the variable interest rate was 6.67%, and 8.06% for the loans denominated in US and 59.90% and 0% for the loans denominated in ARS, respectively.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

For the years ended December 31, 2019 and 2018 the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

Note 17. Inventories

	As of December 31, 2019	As of December 31, 2018
Materials and spare parts	16,074	15,465
Crude oil stock (Note 5.2)	3,032	2,722

Total	19,106	18,187

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 18. Cash, bank balances and short-term investments

	As of December 31, 2019	As of December 31, 2018
Banks	139,931	13,254
Money market funds	107,041	—
Mutual funds	7,756	52,793
Government bonds	5,300	11,457
Treasury notes	—	3,404

Total	260,028	80,908

For the purposes of the statement consolidated of cash flows, cash and cash equivalents include the resource available in cash at the bank and investments with a maturity less than three month. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	As of December 31, 2019	As of December 31, 2018
Cash, banks and short-term investments	260,028	80,908
Less
Government bonds and treasury notes	(5,300)	(14,861)
Restricted cash and cash equivalents (1)	(20,498)	—

Cash and cash equivalents	234,230	66,047

(1)	Corresponds to cash and cash equivalents from Aleph that can be only used for the purpose explained in Note 26.

Note 19. Share Capital

The following chart shows a reconciliation of the movements in share capital of the Company from December 31, 2018 through December 31, 2019:

	Series A Publicly traded shares	Series A Private Offering	Series C	Total
Balances as of December 31, 2018	423,017	90,238	—	513,255
Number of shares	60,909,315	9,500,000	2	70,409,317

Net value of Series A shares on February 13, 2019	55,000	—	—	55,000
Number of shares	5,500,000	—	—	5,500,000
Net value of Series A shares on July 25, 2019	91,143	—	—	91,143
Number of shares	10,906,257	—	—	10,906,257
Series A shares granted for the LTIP	—	1	—	1
Number of shares	—	317,932	—	317,932

Balances as of December 31, 2019	569,160	90,239	—	659,399
Number of shares	77,315,572	9,817,932	2	87,133,506

On February 13, 2019 the Company completed the sale of 5,500,000 of Serie A shares and 5,000,000 of warrants to purchase series A shares for an aggregate amount of 55,000 to Kensington Investments B.V., pursuant to a Forward Purchase Agreement and certain subscription commitment, disclosed in Note 20.1.1 of the annual financial statements.

On July 25, 2019, the Company made a global offering in Mexico and United States, as a result of both transactions the Company issued a total of 10,906,257 new Serie A shares.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The global offering consisted of:

(i)

an international offering in the United States and other countries outside of Mexico of 10,091,257 American Depositary Shares (“ADS”), each one representing one Serie A share, at a price of US 9.25 per ADS. The ADS are listed on the New York Stock Exchange under the ticker “VIST”; and

(ii)	a concurrent public offering in Mexico of 815,000 Serie A shares at a price equivalent to US 9.25 in Mexican pesos per Series A share.

For the global offering, the Company obtained net resources for 91,143.

The Company granted 317,932 Serie A shares that were in treasury to be used to implement the LTIP.

As of December 31, 2019, the Company’s variable share capital consisted of 87,133,504 Serie A common shares with no face value each and each granting the right to one vote, issued and fully paid. As of December 31, 2019, the authorized common capital of the Company includes 41,663,005 Serie A common shares in its treasury; which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP.

The variable portion of our capital stock is of unlimited amount pursuant to our bylaws and the applicable laws, whereas, the fixed portion of our capital stock is divided into 2 class C shares.

Note 20. Provisions

	As of December 31, 2019	As of December 31, 2018
Non-Current
Asset retirement obligation	20,987	15,430
Environmental remediation	159	756

Total Non-current	21,146	16,186

	As of December 31, 2019	As of December 31, 2018
Current
Asset retirement obligation	761	823
Environmental remediation	2,340	2,968
Contingencies	322	349

Total Current	3,423	4,140

Note 21. Salaries and social security

	As of December 31, 2019	As of December 31, 2018
Current
Salaries and social security contributions	3,467	925
Provision for gratifications and bonus	9,086	5,423

Total current	12,553	6,348

Note 22. Other taxes and royalties payable

	As of December 31, 2019	As of December 31, 2018
Current
Royalties	4,539	5,467
Tax withholdings payable	866	909
Value added tax	597	—
Turnover tax	—	139
Others	38	—

Total current	6,040	6,515

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 23. Accounts payable and accrued liabilities

	As of December 31, 2019	As of December 31, 2018
Non-Current
Accrued liabilities:
Extraordinary canon on Surplus Gas Injection Compensation (“SGIC”)	419	1,007

Total non-current accounts payable and accrued liabilities	419	1,007

	As of December 31, 2019	As of December 31, 2018
Current
Accounts payable:
Suppliers	59,264	73,609

Total current accounts payable	59,264	73,609

Accrued liabilities:
Related parties (Notes 25 and 26)	24,839	—
Sundry debtors (Note 26)	12,661	—
Extraordinary canon on SGIC	1,436	769
Balances with joint operations	69	1,023
Concession extension bonus Bajada del Palo payable	—	7,899
Directors’ fees	—	1,034

Total current accrued liabilities	39,005	10,725

Total current accounts payable and accrued liabilities	98,269	84,334

Due to the short-term nature of the current accounts payables and accrued liabilities, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

Note 24. Employee defined benefit plans obligation

The following tables summarize the components of the net expense and the evolution of the long-term employee benefits liability in the interim condensed consolidated statement:

	For the year ended December 31, 2019	For the year ended December 31, 2018
Cost of the current services	(68)	(99)
Cost of interest	(152)	(446)
Reductions	—	177

Total	(220)	(368)

	As of December 31, 2019
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of the year	(11,014)	7,712	(3,302)
Items classified in profit or loss
Current services cost	(68)	—	(68)
Cost for interest	(541)	389	(152)
Items classified in other comprehensive income
Actuarial loss	(1,358)	(219)	(1,577)
Benefit payments	630	(630)	—
Contributions paid	—	630	630

Balances at the end of the year	(12,351)	7,882	(4,469)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The fair value of the plan assets at the end of the reporting period by category, is as follow:

	As of December 31, 2019	As of December 31, 2018
American government bonds	7,882	—
Cash and cash equivalents	—	7,712

Total	7,882	7,712

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year:

As of December 31, 2019
Less than one year	871
One to two years	851
Two to three years	836
Three to four years	856
Four to five years	839
Six to ten years	4,554

Significant actuarial assumptions used were as follows:

As of December 31, 2019
Discount rate	5%
Assets return rate	5%
Salaries increase
Up to 35 years old	1%
From 36 to 49 years old	1%
More than 50 years old	1%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

If the discount rate would be 100 basis points higher (lower), the defined benefit obligation would decrease by 1,156 (increase by 1,379) as of December 31, 2019.

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 179 (decrease by 198) as of December 31, 2019.

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of each reporting period, based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of each reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Refer to Note 22 to the Annual Financial Statements as of December 31, 2018 for further details on the employee defined benefits plan obligation.

Note 25. Related parties’ transactions and balances

Note 2.3 to the Company’s annual financial statements as of December 31, 2018 provides information about the Group’s structure, including details of the subsidiaries of the Company.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table provides the total amount of balances with related parties:

	As of December 31, 2019	As of December 31, 2018
Other receivables
Current
REL Amsterdam	2,355	—
Aleph Midstream Holding L.P.	814	—
Riverstone Vista Capital Partners L.P.	—	186

Total	3,169	186

	As of December 31, 2019	As of December 31, 2018
Accrued liabilities
Current
REL Amsterdam (1)	24,032	—
Aleph Midstream Holding L.P. (1)	807	—

Total	24,839	—

(1)	Includes other accrued liabilities related to the investment agreement with Aleph, connected with the Put-Option. See Note 26.

Outstanding balances at the ended of the years are unsecured and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables for the period beginning December 31, 2018 through December 31, 2019. The Company has not recorded any impairment of trade receivables relating to amounts owed by related parties. This assessment is undertaken at each end year through examining the financial position of the related party and the market in which the related party operates.

Note 26. Aleph Midstream S.A.

On June 27, 2019, Vista signed an investment agreement with an affiliate of Riverstone (a related party), an affiliate of Southern Cross Group and FeederCo (“Financial Sponsors”) to invest in Aleph, a midstream company in Argentina.

As part of the investment agreement the Company agreed to spin-off a group of assets that will be transferred to Aleph in exchange of equity through a split-merger agreement, defined below:

On July 17 and 18, 2019, the Boards of Directors of Vista and Aleph, respectively, resolved to initiate the procedures leading to the execution of a split-merger in accordance with the following guidelines: (i) the spin-off of a portion of some assets currently (“Split Assets”) owned by Vista to Aleph for the development of an infrastructure project for the processing and transportation of hydrocarbons, including crude oil and gas, in the Neuquén Basin in the Argentine Republic that includes, (1) the oil treatment plant located in the “Entre Lomas” area, the gas treatment plant located in the “Entre Lomas” area, the oil treatment plant located in the “25 de Mayo-Medanito SE” area, the facilities for the treatment of the production water associated with the crude treatment plants in the “Entre Lomas” and “25 de Mayo-Medanito SE” areas; (2) the pipelines that connect the aforementioned plants with the trunk transportation system for crude oil operated by Oldelval S.A. and for gas operated by Transportadora del Gas del Sur S.A.; and certain liabilities associated to social liabilities; (ii) Aleph’s absorption of the Split Assets in exchange for equity; and (iii) the assumption and continuation by Aleph of Vista’s activities and obligations in relation to the Split Assets.

From the date of the spin-off Aleph will be in a position to assume the exploitation of the Assets spined-off by Vista. The spin off-merger process is pending approval by the National Securities Commission of the Argentine Republic and the corresponding Public Registry of Commerce.

As of December 31, 2019, the Company has obtained only one of the transportation concessions (See Note 29) and has not fulfilled all the conditions precedents to closing of the investment agreement with the Investors. The said agreement establishes that if the Company does not obtain all the concession titles by the earlier of, the investors having contributed 75,000 in Aleph or 11 months from the investment agreement effective date; the Investors will have the right to exercise a Put-Option to sell to Vista all of their interests in Aleph for an amount of 37,500. (See Note 31).

Hence, Vista is exposed to risk or variable returns from its involvement with the entity, so the Company has assessed it has the control of Aleph and consolidates the financial information of said subsidiary as of December 31, 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 27. Commitments and contingencies

For a description of the Company’s commitments and contingencies regarding their oil and gas properties, see Notes 27 and 29.4 to the 2018 annual financial statements. Except the investment agreement disclosed in Note 26 above there has been no significant changes from commitments and contingencies as of December 31, 2019.

Note 28. Business Combinations

There were no business combinations during the period ended December 31, 2019. Refer to Note 30 to the Annual Financial Statements for further details on the 2018 business combinations.

Note 29. Operations in hydrocarbon consortiums

There have been no significant changes during the period ended December 31, 2019, except for the following concessions:

29.1 General considerations

The article 28 of the Federal Hydrocarbons Law (“LFH”) provides that every holder of an exploitation concession has the right to obtain a concession for the transportation of their hydrocarbons. In accordance with the provisions of article 6 of Decree No 115/19, the transport concessions that are granted after the issuance of said Decree will have complete independence and autonomy with respect to the exploitation concession that gives rise to it, so that the exploitation concession does not affect in any way the validity of the transport concession. The holder of a transport concession will be entitled to freely conclude the capacity reserve contracts in the terms provided in the said Decree. These contracts may be freely negotiated as to their method of allocation, prices and volumes between the holder of a transport concession and the respective shippers.

29.2 Federal Transportation Concession

On November 22, 2019, the Secretariat of Energy Government issued Resolution No. 753/19 through which it granted Vista Argentina a concession to transport crude oil for the pipeline that will be extended from Borde Montuoso (in the Bajada de Palo Oeste area – Province of Neuquén) to the La Escondida pumping station (corresponding to the Allen—Puerto Rosales pipeline – Province of Río Negro), operated by Oleoductos del Valle Sociedad Anónima.

The Concession of Federal Transportation was granted until December 19, 2053.

This concession federal transportation will transport production coming not only from the Bajada de Palo Oeste Area, but also from the Bajada del Palo Este; Coirón Amargo Norte; Charco del Palenque; Entre Lomas located in Province of Neuquén and Río Negro.

29.3 Transport Concession Entre Lomas Crude

On December 6, 2019, the Province of Río Negro issued Decree No. 1,821/19 through which it granted Vista Argentina a hydrocarbon transport concession associated with the Entre Lomas Area, on the oil pipeline that connects the crude treatment plant located in Charco Bayo in the Entre Lomas Area (the “PTC Elo”) until its interconnection with the trunk crude transport system in “La Escondida” operated by Oleoductos del Valle SA in the Province of Río Negro, including within the transport concession to the PTC ELo.

The Concession of Transportation was granted until January 21, 2026; the remaining term of validity of the concession of exploitation of the Entre Lomas Area.

This concession will transport production not only from the Entre Lomas Area, but also from the Bajada del Palo Oeste; Bajada del Palo Este; Coirón Amargo Norte and Charco del Palenque.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.4 Transport Concession 25 de Mayo - Medanito SE

On December 6, 2019, the Province of Río Negro issued Decree No. 1,822/19 by which it granted Vista Argentina a hydrocarbon transport concession associated with Area 25 de Mayo - Medanito SE, located in the Province of Río Negro on the pipeline that connects the Crude Treatment Plant located in Area 25 de Mayo-Medanito SE (Rio Negro) (“PTC MED”), until its interconnection with the trunk system of transport of crude in “Medanito” operated by Oleoductos del Valle SA in the province of Río Negro including within the transport concession to the PTC MED.

The concession was granted until October 26, 2026; the remaining term of validity of the exploitation concession of 25 de Mayo - Medanito Area.

This concession will transport production coming not only from Area 25 de Mayo – Medanito SE, but also from the Jagüel de los Machos Area.

29.5 Transport Concession Entre Lomas Gas

On December 6, 2019, the Province of Rio Negro issued Decree No. 1,823/19 through which it granted Vista Argentina a hydrocarbon transport concession associated with the Entre Lomas Area, on the gas pipeline that connects the gas treatment plant located in the Charco Bayo deposit in the Entre Lomas Area (“PTG ELo”) to the point that it interconnects with the trunk gas transport system operated by Transportadora del Gas SA (“TGS”) in the province of Río Negro including within said transport concession to the PTG ELo.

The Concession of Transportation was granted until January 21, 2026; the remaining term of validity of the concession of exploitation of the Entre Lomas Area.

This concession will transport production not only from the Entre Lomas Area, but also from the Bajada del Palo Oeste; Bajada del Palo Este; Coirón Amargo Norte and Charco del Palenque.

Note 30. Tax Reform

On December 10, 2019, the New Argentine Administration took office. On December 23, 2019, the “Public Emergency Law on Social Solidarity and Production Reactivation” Law No. 27,541 and Presidential Decree No. 58/2019 were published in the Official Gazette and become in force in such date. The reforms introduced are aimed at reactivating the economic, financial, tax, administrative, social security, rate, energy, health and social sectors and empowering the Executive Branch to carry out the necessary proceedings and actions to recover and ensure Argentina’s public debt sustainability.

The main measures included in the law and its administrative order are as follows:

30.1 Income tax

Law No. 27,430 had established that the corporate income tax rate would be reduced from 35% to 30% for fiscal years beginning as of January 1, 2018 through December 31, 2019 and to 25% for fiscal years beginning as of January 1, 2020.

Tax on dividends or profit distributed by, among others, Argentine companies or permanent establishments to individuals, undivided properties or beneficiaries residing abroad are distributed based on the following considerations: (i) dividends resulting from the profit accrued during the fiscal years beginning January 1, 2018 through December 31, 2019, will be subject to a 7% withholding tax; and (ii) dividends resulting from profit accrued during the fiscal years beginning on January 1, 2020 will be subject to a withholding tax of 13%.

The reform introduced by the Law No. 27,541, suspended these tax reductions and maintains the originals 30% for income tax and 7% for tax on dividends until fiscal years beginning as of January 1, 2021, inclusive.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Law No. 27,468 had established that for the first three fiscal years beginning as of January 1, 2019, the positive or negative effect of the inflation adjustment provided by the Income Tax Law should be distributed in one third of the in the tax return of the fiscal year in which the adjustment was assessed, and the remaining two thirds, in equal parts, in the two immediately subsequent fiscal years. The abovementioned reform amended such distribution and established that one sixth of the positive or negative adjustment for the first and second fiscal years beginning as from January 1, 2019, should be allocated to the tax return of the year in which the adjustments are assessed, and the remaining balance, to the immediately following five fiscal years. However, for fiscal years beginning as of January 1, 2021, 100% of the adjustment may be deducted/taxed in the fiscal year in which the effect is determined.

30.2 Employer contributions

(i) The progressive reduction in employer contributions is eliminated, and as from December 2019, rates are 20.40% for private sector employers in the Services or Commerce sectors and the remaining private sector employers are subject to a 18% rate.

(ii) The regulation establishes fixed amounts which may be deducted from the calculation base, but it does not include a future adjustment provision.

(iii) From the contributions effectively paid, the amount resulting from applying the percentage points established for each particular jurisdiction to the tax bases may be computed as VAT credit.

30.3 Statistical rate

An increase from 2.5% to 3% in the statistical rate is established; it is applicable to definitive imports for consumption as from January 1, 2020 through December 31, 2020.

In the case of capital goods imports to be used in investments aimed at producing oil and gas arising from unconventional fields, the application of the 0% rate is extended until December 31, 2020.

30.4 Tax for an inclusive and solidary Argentina (PAIS)

A 30% tax is established for a five tax-year term on transactions related to the acquisition of foreign currency.

The tax amount may not be computed as payment on account of any taxes and reaches the following operations: (i) purchases of foreign currency bills for hoarding; (ii) foreign currency exchange transactions to be used for payments related to acquisitions of goods or service provisions made abroad, whichever the payment method used to settle them; (iii) acquisition of services abroad through Argentine travel and tourism agencies; (iv) acquisition of passenger transportation services abroad.

30.5 Export duties

The Executive branch is empowered to increase export duties: (i) 15% in the case of goods exports not subject to export duties or which were subject to a 0% rate as of September 2, 2018.

Before approving Law No. 27,541, the federal government published Presidential Decree No. 37/2019 (Official Gazette dated December 14, 2019), in which the 4 ARS/US cap established by the previous administration in 2018, was suppressed.

30.6 Energy system

The law empowers the executive Branch to:

(i) Maintain electric power and natural gas rates under federal jurisdiction and initiate a comprehensive review of current rates, or to initiate an extraordinary review as from the effective date of this law and for a 180-day maximum term, in an aim to reduce the actual rate burden borne by households, stores and industries in 2020. Moreover, provinces are also invited to adhere to these policies to maintain the rate charts and to renegotiate or perform an extraordinary review of provincial rates.

(ii) Carry out a state-mandated audit at the ENRE (Argentine energy regulatory agency) and the ENARGAS (Argentine gas regulatory agency) for a term of one (1) year.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and 2018, and for the years and three-month periods ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In exercise of its delegated powers, the government announced the suspension of any adjustment in connection with electric power and gas rates for a 180 day-term established by the law.

In line with the abovementioned energy rate adjustments, the government also requested YPF’s (Yacimientos Petrolíferos Fiscales, the largest Oil & Gas Company in Argentina) to maintain fuel prices without any adjustments. The other oil companies including Vista, initially agreed not to adjust their prices if YPF does not, either.

Note 31. Events after

The Company has evaluated subsequent events as of December 31, 2019 to assess the need for potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events until February 26, 2020, the date these financial statements were available to be issued.

•	On January 15, 2020, Vista Argentina signed a loan agreement with Banco Macro for an amount of 30,000 with an annual interest rate of 5.25%, and expiration date as of July 15, 2020.

•

On January 16, 2020, the National Hydrocarbons Commission (“CNH”) notified the authorization of the transfer of control of block CS-01 in favor of Vista Oil & Gas Holding II S.A. de C.V. Consequently, the Company will operate this block once the administrative matters with CNH are complete.

•	On January 21, 2020, Vista Argentina paid the first capital quote of the Syndicated Term Loan for the amount of 15,000, together with the third payment of interest for the amount of 11,190.

•

On February 21, 2020, Vista Argentina, under the Notes Program mentioned in Note 16, issued a simple nonconvertible debt security (“ON III”), for an aggregate principal amount of 50,000, with the annual interest rate 3.5%, and expiration date as of February 21, 2024.

•

On February 26, 2020, the Company announced that its Board of Directors approved changes to the participation of the Company in the capital structure of Aleph. The Company has reached an agreement with affiliates of Riverstone and Southern Cross Group (the “Financial Sponsors”) to purchase all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph, at an aggregate purchase price of 37,500 (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors). For more details, please refer to Note 26.

There are no other events or operations that occurred between the closing date of the period and the date of issuance of the unaudited interim condensed consolidated financial statements that could significantly affect the equity situation or the Company’s results as of the closing date.